# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoHealth, Inc., CIK 0001808220
CUSIP: 38046W204
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 222 W MERCHANDISE MART PLAZA, SUITE 1750, CHICAGO, Illinois (IL), 60654
Date of event which requires filing of this statement: 08/06/2025
Filed by CIK 0001396318
Persons authorized to receive notices and communications: Martine Vanasse, 1250 Rene-Levesque West, Suite 1400, Montreal, Quebec Canada (A8), H3B 5E9, 514-937-2772

## Reporting persons
- PUBLIC SECTOR PENSION INVESTMENT BOARD (CIK 0001396318): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,680,526; shared voting power 0; sole dispositive power 1,680,526; shared dispositive power 0; aggregate amount beneficially owned 1,680,526 (10.5% of the class)
- PSP Investments Credit USA LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,680,444; shared voting power 0; sole dispositive power 1,680,444; shared dispositive power 0; aggregate amount beneficially owned 1,680,444 (10.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: GoHealth, Inc.
Address of issuer's principal executive offices: 222 W MERCHANDISE MART PLAZA, SUITE 1750, CHICAGO, Illinois (IL), 60654

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Public Sector Pension Investment Board ("PSP") and PSP Investments Credit USA LLC ("PSP USA"). PSP USA is a wholly owned subsidiary of PSP. Each of PSP and PSP USA may be referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business and office of the Reporting Persons is 1250 Rene-Levesque Boulevard West, Suite 1400, Montreal, Quebec, Canada H3B 5E9.
Present principal occupation or employment:
PSP is one of Canada's largest pension investment managers. Its principal business is to invest funds for the pension plans of the Public Service, the Canadian Armed Forces, the Royal Canadian Mounted Police and the Reserve Force of Canada. The principal business of PSP USA is to make investments, as a wholly-owned subsidiary of PSP.

As of August 13, 2025, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of PSP (collectively, the "Scheduled Persons," and each a "Scheduled Person"), are set forth on Exhibit 99.2 attached hereto and incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the Scheduled Persons, has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the Scheduled Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: PSP is a Canadian Crown corporation established under the Public Sector Pension Investment Board Act. PSP USA is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: On August 6, 2025, in connection with its refinancing transactions, the Issuer and certain of its subsidiaries entered into Amendment No. 14 to that certain Credit Agreement, dated as of September 13, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Existing Credit Agreement"). As consideration for, and condition to, the lenders' entry into the amendment of the Existing Credit Agreement, the Issuer issued shares of its Class A Common Stock to lenders thereunder and their affiliates, including PSP USA.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to Rows (11) and (13) of the cover pages of this Schedule 13D, are incorporated herein by reference. The aggregate percentage of Class A Common Stock reported beneficially owned by each Reporting Person is based on 11,222,135 shares of Class A Common Stock outstanding as of August 5, 2025, based on information provided by the Issuer, plus 4,766,219 shares of Class A Common Stock issued on August 6, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 7, 2025.

To the Reporting Person's knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to Rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4 of this Schedule 13D, none of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement
Exhibit 99.2: Executive Officers and Directors of Public Sector Pension Investment Board

## Signatures
- PUBLIC SECTOR PENSION INVESTMENT BOARD: Martine Vanasse, Managing Director and Chief Compliance Officer (08/13/2025)
- PSP Investments Credit USA LLC: Charlotte E. Muellers, Managing Director, Co-Head of North America, Credit Investments (08/13/2025)